UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                               Owosso Corporation
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    691217103
                                  -------------
                                 (CUSIP Number)

                               September 18, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 8 pages)

SCHEDULE 13G
Owosso Corporation
CUSIP No. 691217103

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Innisfree Capital, L.L.C.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OR ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
      NUMBER OF        5    SOLE VOTING POWER
        SHARES                                                      0
     BENEFICIALLY   ------------------------------------------------------------
       OWNED BY        6      SHARED VOTING POWER
         EACH                                                       309,200
      REPORTING     ------------------------------------------------------------
        PERSON         7      SOLE DISPOSITIVE POWER
         WITH                                                       0
                    ------------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER
                                                                    309,200
--------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    309,200
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                    5.26%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*
                                                                    CO
                               (Page 2 of 8 pages)

SCHEDULE 13G
Owosso Corporation
CUSIP No. 691217103

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Innisfree Partners, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
      NUMBER OF        5    SOLE VOTING POWER
        SHARES                                                      0
     BENEFICIALLY      ---------------------------------------------------------
       OWNED BY        6      SHARED VOTING POWER
         EACH                                                       309,200
      REPORTING        ---------------------------------------------------------
        PERSON         7      SOLE DISPOSITIVE POWER
         WITH                                                       0
                       ---------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER
                                                                    309,200
           ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    309,200
           ---------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                    5.26%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                                                    CO
                               (Page 3 of 8 pages)

SCHEDULE 13G
Owosso Corporation
CUSIP No. 691217103

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   James B. Dinneen, Jr.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OR ORGANIZATION

                    United States
--------------------------------------------------------------------------------
      NUMBER OF        5    SOLE VOTING POWER
        SHARES                                                      0
     BENEFICIALLY      ---------------------------------------------------------
       OWNED BY        6      SHARED VOTING POWER
         EACH                                                       309,200
      REPORTING        ---------------------------------------------------------
        PERSON         7      SOLE DISPOSITIVE POWER
         WITH                                                       0
                       ---------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER
                                                                    309,200
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    309,200
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                    5.26%
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*
                                                                    IN

                               (Page 4 of 8 pages)

Item 1(a).  Name of Issuer:

            Owosso Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The Triad Building
            2200 Renaissance Blvd.
            Suite 150
            King of Prussia, PA  19406

Item 2(a).  Name of Person Filing:

            This statement is filed by:

            (A) James B. Dinneen, Jr. ("Dinneen") with respect to the shares of Common Stock, par value $.01 per share ("Common Stock") of Owosso Corporation (the "Company") also beneficially owned by Innisfree Capital, L.L.C., a Delaware limited liability company ("IC"), of which Dinneen is the managing member;

            (B) IC, with respect to the shares of Common Stock also beneficially owned by Innisfree Partners, L.P., a Delaware limited partnership ("IP"), for which IC serves as the general partner and investment manager; and

            (C) IF, with respect to the shares of Common Stock owned directly by it.

            The foregoing persons are hereinafter collectively referred to as the "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The principal business office of each of the Reporting Persons is:

                  324 East 50th Street
                  New York, New York 10022

Item 2(c).  Citizenship:

            Dinneen is a citizen of the United States; IC and IF are each organized under the laws of the State of Delaware.

Item 2(d).  Title of Class of Securities:

            Common stock, $.01 par value

                               (Page 5 of 8 pages)

Item 2(e).  CUSIP Number:
            691217103

Item 4.     Ownership.

            A. Dinneen

            (a) Amount beneficially owned: 309,200
            (b) Percent of class:          5.26%
            (c) (i) Sole power to vote or direct the vote:              0
                (ii) Shared power to vote or direct the vote:           309,200
                (iii) Sole power to dispose or direct the disposition:  0
                (iv) Shared power to dispose or direct the disposition: 309,200

            B. IC

            (a) Amount beneficially owned: 309,200
            (b) Percent of class: 5.26%
            (c) (i) Sole power to vote or direct the vote:              0
                (ii) Shared power to vote or direct the vote:           309,200
                (iii) Sole power to dispose or direct the disposition:  0
                (iv) Shared power to dispose or direct the disposition: 309,200

     C.  IF

            (a) Amount beneficially owned: 309,200
            (b) Percent of class: 5.26%
            (c) (i) Sole power to vote or direct the vote:              0
                (ii) Shared power to vote or direct the vote:           309,200
                (iii) Sole power to dispose or direct the disposition:  0
                (iv) Shared power to dispose or direct the disposition: 309,200

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         n.a.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         n.a.

                               (Page 6 of 8 pages)

Item 8.  Identification and Classification of Members of the Group.
         n.a.

Item 9.  Notice of Dissolution of Group.
         n.a.

Item 10. Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 1, 2001

                                         /s/ James B. Dinneen, Jr.
                                         ---------------------------------------
                                         James B. Dinneen, Jr.

                                         INNISFREE CAPITAL, L.L.C.

                                         By: /s/ James B. Dinneen, Jr.
                                            ------------------------------------
                                             James B. Dinneen, Jr.
                                             Managing Member


                                        INNISFREE PARTNERS L.P.
                                         By:  Innisfree Capital, L.L.C.
                                              its General Partner

                                         By: /s/ James B. Dinneen, Jr.
                                            ------------------------------------
                                             James B. Dinneen
                                             Managing Member

                                  EXHIBIT INDEX
                                  -------------
Exhibits

1.   Joint Filing Agreement, dated October 1, 2001, among Dinneen, IC and IF.

                                    EXHIBIT 1
                                    ---------
                             JOINT FILING AGREEMENT

             The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock, par value $.01 per share, of Owosso Corporation is filed jointly, on behalf of each of them.


Dated:   October 1, 2001

                                         /s/ James B. Dinneen, Jr.
                                         -------------------------------
                                         James B. Dinneen, Jr.

                                         INNISFREE CAPITAL, L.L.C.

                                         By: /s/ James B. Dinneen, Jr.
                                            ----------------------------
                                             James B. Dinneen, Jr.
                                             Managing Member

                                         INNISFREE PARTNERS, L.P.

                                         By: Innisfree Capital, L.L.C.
                                             its General Partner

                                         By: /s/ James B. Dinneen, Jr.
                                            ----------------------------
                                             James B. Dinneen, Jr.
                                             Managing Member